September 9, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Patriot Coal Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
File No. 1-33466

Dear Mr. Schwall:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 31, 2009, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Qs for the fiscal quarters ended June 30, 2009 and March 31, 2009.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided our response immediately below each comment.

Form 10-K for the Fiscal Year ended December 31, 2008 and Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Controls and Procedures

1.   We note your disclosure that you “concluded that [y]our disclosure controls and procedures were effective in alerting [your management] in a timely manner to material information relating to Patriot and [y]our consolidated subsidiaries required to be included in our periodic SEC filings.” Clarify, if true, that your officers also concluded that your controls and procedures are designed, and are effective, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  See Exchange Act Rule 13a-15(e).

Response:  We believe we have fully complied with the requirements of Exchange Act Rule 13a-15(e) in the above-referenced filings. Our disclosure makes clear that, based on their evaluation of the Company’s disclosure controls and procedures, our officers concluded that such controls and procedures were effective.  Per the Staff’s comment, in future filings beginning with our September 30, 2009 Form 10-Q, we will clarify our conclusion as set forth above as follows:

“As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have each concluded that our disclosure controls and procedures were designed, and were effective, to ensure

H. Roger Schwall	September 9, 2009	pg. 2

that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

We confirm that both the process undertaken in our evaluation and the conclusion regarding the effectiveness of our disclosure controls and procedures would not have changed had such disclosure been included in Item 9A. “Controls and Procedures” of our Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”).

Certifications, exhibits 31.1 and 31.2

2.   Your certifications should match the exact form set forth in Item 601(b)(31) of Regulation S-K.  We note, in both certifications, you omitted the introductory language in paragraph 4 regarding internal control over financial reporting in your Form 10-Q certifications; removed the “(s)” from the word “officer” in paragraphs 4 and 5; changed “internal control over financial reporting” to “internal controls over financial reporting;” and added “(the registrant)” after naming the company in paragraph 1.

Response: We will revise the certification language in Exhibits 31.1. and 31.2 in future filings beginning with our September 30, 2009 Form 10-Q to ensure that this certification precisely matches the language as set forth in Item 601(b)(31) of Regulation S-K.  Please note the following with regard to your specific comments in this regard.  In eliminating the “(s)” from the word “officer” in paragraphs 4 and 5, we relied on the Division of Corporation Finance: Sarbanes-Oxley Act of 2002, Frequently Asked Questions about Section 302, which states that if only one other officer is certifying to the issuer’s reports, it is permissible to revise paragraph 4 of the certification to make “other certifying officer(s)” singular.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 54

3.   We are unable to locate a direct discussion and analysis of the significant fluctuations and trends in your operating costs and expenses. Please modify your disclosure to include such information, or otherwise tell us why you believe your current disclosure is adequate. This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2009.

Response:  We respectfully advise you that our discussion of significant fluctuations and trends in operating costs is included in the sections labeled “Segment Adjusted EBITDA” (beginning on page 55), “Past Mining Obligation Expense” (page 56) and “Selling and Administrative Expenses” (page 56) of our Form 10-K. We expand upon this disclosure to address significant trends in operating costs in the section labeled “Outlook – Patriot Operations” (page 61) of our Form 10-K .

Our Segment Adjusted EBITDA focuses on profitability related to active mining operations while the past mining obligation expense addresses operating costs related to closed operations. This format matches the presentation utilized by our chief operating decision maker and various reports as provided to our Board of Directors, executive management, and operations management.  We have chosen to utilize the Segment Adjusted EBITDA section to address our active operations’ cost analysis, as we disclose the facts and circumstances that impact Segment Adjusted EBITDA from both a revenue and cost stand point. This provides an overview by segment without creating redundant disclosure.

H. Roger Schwall	September 9, 2009	pg. 3

Some examples of our discussion as to variations in operating costs and expenses from our Form 10-K, are as follows:

Segment Adjusted EBITDA (beginning on page 55)

Segment Adjusted EBITDA for Appalachia increased in 2008 from the prior year primarily due to the contribution from the newly-acquired Magnum operations and, to a lesser extent, higher sales prices, partially offset by lower sales volumes and higher operating costs. Higher operating costs related to start-up costs as we ramped up production at our Big Mountain and Kanawha Eagle mining complexes, as well as higher contract mining costs primarily related to higher material and supply and labor costs. Material and supply costs were primarily impacted by higher fuel, explosives and steel-related costs. Higher labor costs were reflective of an overall labor shortage in the Appalachia region.  Segment Adjusted EBITDA for Appalachia also increased in 2008 due to the previously mentioned gains on the sale of purchased coal in the first quarter and the structured settlements in the second quarter.

Segment Adjusted EBITDA for the Illinois Basin increased in 2008 primarily due to higher average sales prices, offset by increased labor costs and higher fuel, explosives and steel-related costs.

Past Mining Obligation Expense (page 56)

Past mining obligation expenses were lower in 2008 than the prior year primarily due to the retention by Peabody of a portion of the retiree healthcare liability at spin-off and a higher discount rate associated with the 2008 expenses. Past mining obligation expense at the newly-acquired Magnum operations totaled $19.0 million for the period beginning July 23, 2008, the acquisition date, primarily associated with retiree healthcare liabilities.

Selling and Administrative Expenses (page 56)

Our historical selling and administrative expenses for the year ended December 31, 2007 were based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic. Selling and administrative expenses for the year ended December 31, 2008 represent our actual expenses incurred as a stand-alone company, including expenses from the newly-acquired Magnum operations, which overall were lower than the prior year allocation.

Patriot Operations (page 61)

As discussed more fully under Item 1A. Risk Factors, our results of operations in the near-term could be negatively impacted by unforeseen adverse geologic conditions or equipment problems at mining locations; increased labor costs due to the shortage of skilled labor; the inability of contract miners to fulfill delivery terms of their contracts; delays in obtaining required permits for new mining operations; coal mining laws and regulations; rising prices of key supplies, mining equipment and commodities; the unavailability of transportation for coal shipments; the availability and costs of credit, surety bonds and letters of credit; and the recent economic recession. On a long-term basis, our results of operations could be impacted by our ability to secure or acquire high-quality coal reserves; our ability to attract and retain skilled employees and contract miners; our ability to find replacement buyers for coal under contracts with comparable terms to existing contracts; and the passage of new or expanded regulations that could limit our ability to mine, increase our mining costs, or limit our customers’ ability to utilize coal as fuel for electricity generation. If upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively

H. Roger Schwall	September 9, 2009	pg. 4

impacted. In 2008, we experienced higher costs related to steel-related products (including roof control), replacement parts, belting products, fuel, explosives, contract mining and healthcare. However, these prices declined during the second half of 2008. In conjunction with a comprehensive strategic review of operations upon acquisition of Magnum, management has continued to focus on controlling costs and optimizing performance.

We believe that we have adequately addressed the significant fluctuations and trends in operating costs. We have chosen to include these disclosures in various sections of our public filings as applicable to our business and as reflective of the manner in which we monitor and measure our business results.  We believe our presentation is generally consistent with other companies in our industry.

Financial Statements

Consolidated Statements of Operations, page F-3

4.   Please modify your presentation to separately present the amounts related to the net sales contract accretion. See Rule 5-03(b)(3) of Regulation S-X for further guidance. This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2009.

Response: We respectfully advise you that the amounts related to the net sales contract accretion for the year ended December 31, 2008 are presented on the Consolidated Statements of Cash Flows in our Form 10-K (page F-5).  Additionally, in Note 2, Summary of Significant Accounting Policies (Sales Contract Liability on page F-9) and Note 4, Business Combinations (page F-16), we disclose “Net sales contract accretion related to the below market coal supply (and purchase) contracts acquired is included as a reduction of “Operating costs and expenses” in the consolidated statements of operations.”  This disclosure is included in the Business Combination footnote in both our March 31, 2009 Form 10-Q and our June 30, 2009 Form 10-Q.  We present the amount within operating costs and expenses but fully discuss the details of the accretion in the relevant footnotes.  Per the Staff’s comment, in future filings beginning with our September 30, 2009 Form 10-Q, we will undertake to present the amount related to the net sales contract accretion separately on the face of the Consolidated Statement of Operations.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Property, Plant, Equipment and Mine Development, page F-8

5.   We note your disclosure that as of December 31, 2008, the fair value of your coal reserves was $2.5 million. Please modify your disclosure to clarify what you mean when you refer to coal reserves, and tell us why you are disclosing the fair value.

Response: We respectfully advise you that the reference to the term “fair value” of coal reserves on page F-8 as included in Footnote 2 under Property Plant Equipment and Mine Development in the Consolidated Financial Footnotes of our Form 10-K related to coal reserves should have been a reference to the term “book value.”  Coal reserves are mineral deposits which we anticipate we will be able to mine in the future.  We will undertake to make this correction in all future filings beginning with our September 30, 2009 Form 10-Q.

Note 21 Segment Information, page F-42

6.   We note from your disclosure that your chief operating decision makers use adjusted EBITDA as the primary measure of segment profit and loss. By the definition of adjusted EBITDA included in your disclosure, several of the items identified in items (a) thru (j) of paragraph 27 of SFAS 131 are

H. Roger Schwall	September 9, 2009	pg. 5

included in calculating adjusted EBITDA as reviewed by your chief operating decision makers. As such, please modify your disclosure to include these items, or otherwise advise why you believe such items do not need to be disclosed.

Response: We respectfully advise you that we disclose segment information for revenues from external customers and income (loss) from equity affiliates because these amounts are included in our Adjusted EBITDA profit measure. We do not disclose the other profit measure related items, as detailed below, because they are not included in Adjusted EBITDA and are not regularly reported to the chief operating decision maker on a segment basis.

We present a reconciliation of Adjusted EBITDA to net income (loss) in our Segment Information footnote in each filing (page F-43 of our Form 10-K, page 10 of our March 31, 2009 10-Q and page 12 of our June 30, 2009 10-Q).  The reconciliation from our Form 10-K was as follows:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Consolidated Adjusted EBITDA	$44,238	$431	$126,769
Depreciation, depletion and amortization	(125,356)	(85,640)	(86,458)
Sales contract accretion	249,522	—	—
Asset retirement obligation expense	(19,260)	(20,144)	(24,282)
Interest expense	(19,526)	(8,337)	(11,419)
Interest income	17,232	11,543	1,417
Income tax provision	—	—	(8,350)
Minority interests	—	(4,721)	(11,169)

Net income (loss)	$146,850	$(106,868)	$(13,492)

The items identified in items (a) thru (j) of paragraph 27 of SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) are listed below with our comments:

a.	Revenues from external customers – provided for each segment, as applicable

b.	Revenues from transactions with other operating segments of the same enterprise – not applicable

c.
Interest revenue – not included in our measure of segment profit or loss reviewed by the chief operating decision maker and not otherwise regularly provided by segment to the chief operating decision maker

d.
Interest expense – not included in our measure of segment profit or loss reviewed by the chief operating decision maker and not otherwise regularly provided by segment to the chief operating decision maker

e.
Depreciation, depletion and amortization – not included in our measure of segment profit or loss reviewed by the chief operating decision maker and not otherwise regularly provided by segment to the chief operating decision maker

f.
Unusual items as described in paragraph 26 of APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions – not applicable

g.	Equity in the net income of investees accounted for by the equity method – provided for each segment, as applicable

h.	Income tax expense or benefit – not included in our measure of segment profit or loss reviewed by the chief operating decision maker and not otherwise regularly provided by

H. Roger Schwall	September 9, 2009	pg. 6

segment to the chief operating decision maker; and this amount is only calculated on a consolidated basis

i.	Extraordinary items – not applicable

j.	Significant noncash items other than depreciation, depletion and amortization expense – sales contract accretion is not regularly provided by segment to the chief operating decision maker

We believe our disclosures comply with SFAS No. 131 and are consistent with the information we provide to our chief operating decision maker on a regular basis.

Schedule II - Valuation and Qualifying Accounts, page 21

7.   We note you have provided Schedule II within your Form 10-K as required by Rule 5-04 of Regulation S-X. We note that the report from your independent auditor does not refer to the supplemental schedule and that your independent auditor included additional language in its consent filed as Exhibit 23 regarding the supplemental schedule. In future filings please include any reports on supplemental schedules within close proximity to the schedule.

Response: We believe we have fully complied with the requirement of Rule 05-4 of Regulation S-X, which requires the supplemental schedules be examined by the independent accountant, in the above-referenced filing.  While we recognize that there are acceptable alternative formats for independent auditor reports on the supplemental schedules, we will request that our independent auditor reference the supplemental schedule in their report.  In future filings beginning with our Form 10-K for the Fiscal Year Ended December 31, 2009, we will appropriately consider the proximity of the report on the supplemental schedule to the schedule.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three and Six Months Ended June 30, 2009 Compared to June 30, 2008, page 22

8.   We note your disclosure that other revenue was higher for the three and six months ended June 30, 2009 primarily due to cash settlements received for reduced shipments in the first half of 2009, as a result of renegotiated customer agreements. Please explain to us the specific facts and circumstances of why you are receiving the cash settlements (i.e. deferral of coal shipments, agreeing to modify the amounts agreed to in a sales contract, etc). Additionally, explain to us how you determined the amount and timing of the recognized revenue. As part of your response, describe the material details of the settlement arrangements.

Response:  We respectfully advise you that due to the economic downturn in late 2008, the demand for steel and metallurgical coal (used to manufacture steel) declined drastically.  As a result, certain metallurgical customers began to request deferrals of their previously committed tonnage obligations and, in some cases, to default under their existing contractual obligations.

In January 2009, a customer requested a reduction to their tonnage purchase commitment on an existing contractual obligation.  Shipments were to begin in January 2009 under the coal supply agreement.  After several discussions, we reached agreement with the customer to modify the terms of the agreement pursuant to which the customer committed to purchase certain reduced volumes of coal at fixed prices for 2009 to be taken ratably over the year.  Subsequent to this revision, the customer failed to fully perform its obligations under the terms of the modified agreement.  Resulting from our default notice and subsequent negotiations, we entered into a settlement with the customer.  In accordance with the settlement terms, the customer made a payment representing lost profits on

H. Roger Schwall	September 9, 2009	pg. 7

the tonnage shortfall during the period from January through May 2009.  In consideration thereof, we forgave past non-performance and agreed to release claims against the customer.  Additionally, the customer reaffirmed its obligation to take delivery of remaining previously committed tons over the balance of the year, with no change in prices, and agreed to pay future liquidated damages in the event of any future shortfalls.

The settlement was signed on June 12, 2009 and the proceeds were received June 15, 2009, thus ensuring collectability.  As the payment was associated with past tonnage shortfalls and the release of claims against the customer, both of which were completed in June 2009 and no future performance obligations existed, revenue was recognized immediately.

In addition to the foregoing, in February 2009, we reached an agreement with another customer pursuant to which the coal supply agreement with that customer was terminated in consideration for a cash payment.  Similarly, the payment represented our estimated margin on the tons foregone.  This transaction was a contract termination and the proceeds were received with no further recourse by either party on February 27, 2009, therefore, revenue was recognized immediately as no future performance obligations existed.

In both of these transactions, persuasive evidence of an arrangement existed and collection of the proceeds occurred concurrent with revenue recognition.  Furthermore, as no future performance obligations existed in relation to the proceeds received in either case, revenue was recognized immediately.

***************************
In connection with responding to your comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3685 or my colleague Chris K. Knibb at (314) 275-3682.

Sincerely,

Patriot Coal Corporation

/s/Mark N. Schroeder
Mark N. Schroeder
Chief Financial Officer

cc:  Mark Wojciechowski, Staff Accountant, United States Securities and Exchange Commission,Division of Corporation Finance

Chris Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation